Mail Stop 3561

June 12, 2006

Mr. Lloyd J. Bardswich
Gentor Resources, Inc.
1 Alder Gulch Road
Virginia City, Montana 59755

> **Re: Gentor Resources, Inc.**
> **Amendment No. 1 to Registration Statement on**
> **Form SB-2**
> **Filed May 1, 2006**
> **File No. 333-130386**

Dear Mr. Bardswich:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please significantly revise your registration statement as filed on EDGAR to include page numbers and format in a manner in which the tables could be more easily understood. Please consider using single space type. See Rule 421 of Regulation C.

Prospectus Summary

2.   We note your response to our prior comment 12 and we reissue the comment. We note that the information provided under the caption "Our Proposed Business" in the summary largely repeats the information provided under the "Management's Plan of Operation" section. Summary information, as required by Item 503 of Regulation S-B and the instruction to paragraph 503(a), should only briefly describe the proposed activities of Gentor. The summary should not contain, and is not required to contain, all of the detailed information in the prospectus. Please significantly revise the summary accordingly.

Risk Factors

3.   The fifth risk factor discusses the possibility that the company will not have sufficient capital to implement its business plan. The receipt of the maximum proceeds does not appear to pose this risk. Please discuss the potential risk if more than the minimum but less than the maximum amount of proceeds is received.

4.   It appears that the prospectus should discuss separately the effect upon the company's investors if it should assign to a joint venture partner a substantial percentage of its interest in the Subject Claims.

5.   The fifteenth risk factor appears to be the same as the eighth risk factor. Please revise.

Use of Proceeds

6.   We note your response to our prior comment 20 regarding the line item of reserve for certain payments. In this section, please describe this line item in more detail as you explained in your supplemental response.

7.   The use of proceeds table appears to reflect an assumption in the second, third and fourth columns that the completion of Phase 1 of the exploration program will produce results indicating that the company should carry out Phase 2. As indicated in the prospectus summary, however, the results could indicate that it would not be worthwhile to proceed to Phase 2. It appears that, in this event, more funds would be used for the assessment, acquisition and exploration of other properties. It further appears that the company could determine before the completion of Phase 2 that it would not be worthwhile to continue exploration. Please revise the table to indicate how the funds would be spent if there were no Phase 2 or if it were terminated before completion. It may be helpful to separate in the table the use of proceeds for Phase 1 and Phase 2.

8.   As a related matter, the prospectus states that: "In the event that we determine
        that there is no viable commercial production from the Subject Claims, we might
        sell our rights under the Option Agreement to fund other exploration properties
        rather than terminate the Option Agreement." It appears that this eventuality
        should also be taken into account in the use of proceeds table and in the
        prospectus summary.

Dilution

9.   All negative and loss amounts in this section and throughout the registration
        statement should be bracketed.

10.   Please revise the dilution table to present the line item and amounts for historical
        net tangible book value per share above the pro forma headings and amounts.

11.   Pro forma net tangible book value per share on December 31, 2005, as if the
        40,000 shares and 200,000 shares were sold, would appear to be $.16 per share
        and $1.27 per share respectively, after deducting offering expenses, rather than
        the amounts shown in the table. Please explain your calculations, or revise as
        appropriate. The other pro forma amounts should be similarly revised.

Management's Plan of Operation

12.   We note the two phases of the company's plan to explore the property. The
        anticipated cost of Phase 1 is approximately $140,000, and that of Phase 2 is
        $250,000, for a total of approximately $390,000. It appears that the exploration
        program could be completed with less than the maximum proceeds of the
        offering, i.e., $1,000,000. Please discuss.

13.   In the summary, the company states that if Phase 1 of the exploration is
        "successful," the company expects to proceed to Phase 2 because, without a
        drilling program in Phase 2, "there is not enough information to determine if the
        Subject Claim contains commercially viable deposits of gold." However, the
        discussion goes on to make clear that "success" in Phase 1 could lead to the
        conclusion that it would not be worthwhile to proceed to Phase 2. Please clarify
        the discussion in the plan of operation section.

14.   We note the statement that "[a]lso we must pay the Claim owner an amount equal
        to the Net Smelter Return." Please explain this statement in more detail.

15.   We note that various costs would be associated with simply maintaining the
        company's interest in the property after the end of Phase 1, which is expected to
        take three months. Among other things, the Option Agreement requires the
        company to make annual payments of $7,500 upon the first anniversary of

execution of the agreement, $10,000 upon the second and third anniversaries, and $15,000 on each successive anniversary thereafter until the purchase price of $1,000,000 has been paid. At the same time, the company has the right to terminate the Option Agreement or assign the company's rights thereunder. Please discuss when and how the company could determine that maintaining the interest in the Subject Claims was no longer commercially desirable.

16. The prospectus states that if the results of Phase 1 indicate that further development and/or exploration of the Subject Claims is unwarranted, the company intends to acquire new claims for exploration, if it has adequate funds. This topic merits further discussion, particularly in view of the possibility that the company may terminate the Option Agreement or assign its rights thereunder in this event. Please discuss how the company would go about assessing and acquiring new properties, taking account of the limited amount of time that the company's three current employees are expected to contribute to its business, as well as the company's intention not to compensate them with any proceeds of the offering.

17. We note the disclosure that "we expect to commence Phase 1 of our exploration program during the month of June of the calendar year 2006." Please update.

18. We note the statement that "we hope that the Permit will be issued on or before May 1, 2006." Please update the status of the permit.

19. Please briefly discuss the company's plan of operation after completing Phase 2.

Certain Transactions

20. We reissue in part our prior comment 43. Please identify the promoters of the company as required by Item 404(d) of Regulation S-B.

Shares Eligible for Future Sale, page 41

21. We reissue in part our prior comment 44. Please indicate the amount of common stock that could be sold pursuant to Rule 144 under the Securities Act as required by Item 201(a)(2)(ii) of Item 201 of Regulation S-B. Also, it appears that some of these shares would be restricted. Please explain.

Financial Statements

22. Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements and related disclosures.

Part II - Exhibits

Option Agreement

23.   We reissue in part our prior comment 50. Please file on EDGAR an executed copy of the Option Agreement.

<p style="text-align:center">* * * * *</p>

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        Any questions regarding the accounting comments may be directed to Maureen Bauer at (202) 551-3237. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Edward H. Gilbert, Esq.
        Fax: (561) 361-9369